UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NORTHSTAR HEALTHCARE INCOME, INC.

(Name of Subject Company (Issuer))

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Offerors)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, Limited Partnership

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

(303) 473-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Comrit Investments 1, Limited Partnership, a Cayman Islands exempted limited partnership (the “Purchaser”), on October 15, 2024 (the “Schedule TO”) in connection with the Purchaser’s offer (the “Offer”) to purchase up to 3,000,000 shares of common stock, par value $0.01 per share (the “Shares”), in NorthStar Healthcare Income, Inc. (the “Corporation”), the subject company, at a purchase price equal to $1.05 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) the related Assignment Form attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

This Amendment amends the Offer to Purchase, the Assignment Form and Exhibits (a)(3) and (a)(4) to the Schedule TO by revising the disclosure in such materials to address comments received from the Securities and Exchange Commission staff.

Items 1 through 11. Items 1 through 11 of the Schedule TO are hereby amended as specifically set forth herein.

1.	Any and all references to the Corporation’s Annual report on Form 10-K for the fiscal year ended December 31, 2023 are amended to reference the Corporation’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2023 and filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2024; and

2.	Any and all references to the Corporation’s estimated per share value (“Estimated Per Share Value”) of $2.64 announced on November 9, 2023, representing the Corporation’s Estimated Per Share Value as of June 30, 2023, according to the 2023 Form 10-K, are amended to refer to the Corporation’s Estimated Per Share Value of $2.96 announced on October 15, 2024, representing the Corporation’s Estimated Per Share Value as of June 30, 2024, according to the Corporation’s Current Report on Form 8-K filed with the SEC on October 17, 2024.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Item 12.	Exhibits.

(a)(1)*	Offer to Purchase

(a)(2)*	Assignment Form

(a)(3)*	Letter to Shareholders

(a)(4)*	Summary Advertisement

(b) - (h)	Not applicable.

107*	Calculation of Filing Fee Table.

* Previously filed on October 15, 2024 as an exhibit to the Schedule TO.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2024

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer